FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

# CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

# FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

**CURRENT TECHNOLOGY CORPORATION**

**INDEX TO FINANCIAL STATEMENTS**

**Auditors' Report**

| | |
|---|---|
| Balance Sheet | *Exhibit "A"* |
| Statement of Loss and Deficit | *Exhibit "B"* |
| Statement of Cash Flows | *Exhibit "C"* |
| Notes to Financial Statements | *Exhibit "D"* |

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

HLB **Cinnamon Jang Willoughby & Company**

Chartered Accountants

*A Partnership of Incorporated Professionals*

## AUDITORS' REPORT

To the Shareholders of **Current Technology Corporation:**

We have audited the balance sheet of Current Technology Corporation as at December 31, 2003 and the statements of loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluation the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding year.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004

**Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences**

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 20, 2004 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes. The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "A"*

**CURRENT TECHNOLOGY CORPORATION**
**(Incorporated under the Company Act of British Columbia)**
**Balance Sheet**
**December 31, 2003**
**(Canadian Dollars)**

| **Assets** | **2003** | 2002 |
|---|---|---|
| Current: | | |
| Cash | **$ 27,288** | $ 62,011 |
| Accounts receivable | **35,124** | 28,031 |
| Prepaid expenses | **29,447** | 13,363 |
| Inventory | **29,016** | 30,836 |
| | **120,875** | 134,241 |
| Equipment and website development (Note 3) | **29,087** | 35,197 |
| Patents, license and rights (Note 4) | **110,000** | 130,000 |
| | **$ 259,962** | $ 299,438 |
| **Liabilities** | | |
| Current: | | |
| Accounts payable | **$ 413,466** | $ 394,835 |
| Convertible promissory note (Note 5) | **353,728** | 394,303 |
| Promissory note (Note 6) | **834,946** | 360,502 |
| | **1,602,140** | 1,149,640 |
| **Shareholders' Deficiency** | | |
| Equity component of convertible promissory notes (Note 5) | **135,445** | 142,148 |
| Share capital (Note 7) | **30,635,410** | 30,255,761 |
| Subscription liability | **-** | 72,569 |
| Contributed surplus (Note 8) | **424,812** | 370,598 |
| Deficit, per Exhibit "B" | **32,537,845** | 31,691,278 |
| | **(1,342,178)** | (850,202) |
| Going concern (Note 1) | | |
| Commitments (Note 15) | | |
| | $ 259,962 | $ 299,438 |

Approved by the Directors:

"Anne Kramer"

"Robert Kramer"

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "B"*

**CURRENT TECHNOLOGY CORPORATION**
**Statement of Loss and Deficit**
**For the Year Ended December 31, 2003**
**(Canadian Dollars)**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenue | $ 234,862 | $ 106,788 | $ 59,699 |
| Expenses: | | | |
| Amortization | 42,391 | 36,636 | 23,643 |
| Bad debts | - | - | 2,979 |
| Bank charges and interest | 4,562 | 29,412 | 3,997 |
| Consulting | 11,085 | 32,169 | 81,249 |
| Foreign exchange (recovery) | (217,023) | 2,167 | 35,353 |
| Interest on convertible promissory note | 32,181 | 48,890 | 35,682 |
| Interest on long-term debt | 52,317 | 11,852 | - |
| Investor relations | 42,566 | 16,559 | 11,248 |
| Legal, accounting and filing fees | 132,807 | 108,465 | 66,311 |
| Manufacturing | 91,141 | 33,396 | 23,246 |
| Marketing | 79,745 | | - |
| Office and supplies | 43,978 | 55,059 | 42,120 |
| Public relations | 86,290 | 90,650 | 117,065 |
| Regulatory-health | 20,227 | 225,458 | - |
| Rent | 49,267 | 44,081 | 43,609 |
| Salaries and benefits | 360,890 | 364,982 | 355,758 |
| Stock based compensation | 38,200 | 61,178 | - |
| Telephone | 26,146 | 26,670 | 15,193 |
| Tests and studies | 108,650 | 114,151 | 84,602 |
| Travel | 74,391 | 41,359 | 28,782 |
| | 1,079,811 | 1,343,134 | 970,837 |
| Loss before other item | 844,949 | 1,236,346 | 911,138 |
| Other Item: | | | |
| Loss on disposal of equipment | 1,618 | - | - |
| Net Loss | 846,567 | 1,236,346 | 911,138 |
| Deficit, beginning | 31,691,278 | 30,454,932 | 29,543,794 |
| Deficit, ending, to Exhibit "A" | $32,537,845 | $31,691,278 | $30,454,932 |
| Basic and fully diluted net loss per share | (0.02) | (0.03) | (0.02) |

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "C"*

**CURRENT TECHNOLOGY CORPORATION**
**Statement of Cash Flows**
**For the Year Ended December 31, 2003**
**(Canadian Dollars)**

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Operating Activities: | | | |
| Net Loss, per Exhibit "B" | **$(846,567)** | $(1,236,346) | $ (911,138) |
| Adjustments for - | | | |
| Amortization | **42,391** | 36,636 | 23,643 |
| Loss on disposal of equipment | **1,618** | - | - |
| Promissory note exchanged for warrants issued | **16,014** | - | - |
| Stock based compensation | **38,200** | 61,178 | - |
| | **(748,344)** | (1,138,532) | (887,495) |
| Changes in non-cash working capital - | | | |
| (Increase) Decrease in accounts receivable | **(7,093)** | (16,147) | 21,095 |
| (Increase) Decrease in subscription receivable | **-** | 435,631 | (435,631) |
| (Increase) Decrease in prepaid expenses | **(16,084)** | 8,390 | 114,099 |
| (Increase) Decrease in inventory | **1,820** | (24,524) | 6,311 |
| Increase (Decrease) in accounts payable | **18,631** | (124,130) | (112,193) |
| Increase (Decrease) in deposit on licence agreement | **-** | - | (337,388) |
| Cash flows (used in) operating activities | **(751,070)** | (859,312) | (1,631,202) |
| Investing Activities: | | | |
| Sale of interest in a subsidiaries | **-** | - | 100 |
| Purchase of equipment and website development | **(17,899)** | (35,836) | - |
| Cash flows from (used in) investing activities | **(17,899)** | (35,836) | 100 |
| Financing Activities: | | | |
| Convertible promissory note | **(47,278)** | 45,091 | 234,220 |
| Promissory note | **474,444** | 360,502 | - |
| Issuance of new shares | **379,649** | 1,148,269 | 712,634 |
| Subscription liabilities | **(72,569)** | (644,191) | 716,760 |
| Cash flows from financing activities | **734,246** | 909,671 | 1,663,614 |
| Net Increase (Decrease) in Cash | **(34,723)** | 14,523 | 32,512 |
| Cash, beginning | **62,011** | 47,488 | 14,976 |
| Cash, ending | **$ 27,288** | $ 62,011 | $ 47,488 |

| | | | |
|---|---|---|---|
| Supplemental Disclosure of Cash Flow Information: | | | |
| Additional Information - | | | |
| Interest | **$ -** | $ 23,736 | $ - |
| Non-cash Transactions - | | | |
| Shares issued in lieu of prepaid consulting services | **23,626** | | - |
| Shares issued in settlement of debt | **88,137** | | 33,000 |

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**1. Going Concern:**

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business. The company's ability to realize its assets and discharge its liabilities in the normal course of business is in question. Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and obtaining additional equity.

**2. Accounting Policies**

a) Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States. These differences are described in Note 17.

b) Inventory -

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

c) Equipment and Website Development -

The following assets are recorded at cost. Amortization is provided on the following basis and at the following annual rates:

| | | |
|---|---|---|
| Computer equipment and software | 3 years | straight-line |
| Furniture and fixtures | 20% | declining balance |
| Office equipment | 20% | declining balance |
| Website development | 2 years | straight-line |

d) Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

e) Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.

f) Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

. . . 2

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**2. Accounting Policies: (Continued)**

g) Revenue Recognition -

The company recognizes revenue on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

h) Future Income Taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unutilized capital and non-capital losses, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i) Stock Based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The company has adopted the fair value based method for all employees and non-employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital. For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the company are recorded as common share capital.

j) Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates. Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date. Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. . . 3

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**3. Equipment and Website Development:**

| | Cost | Accumulated Amortization | **2003 Net** | 2002 Net |
|---|---|---|---|---|
| Computer equipment and software | $171,468 | $167,955 | **$ 3,513** | $ 8,261 |
| Furniture and fixtures | 108,029 | 89,483 | **18,546** | 16,293 |
| Office equipment | 42,883 | 40,486 | **2,397** | 2,943 |
| Website development | 24,650 | 20,019 | **4,631** | 7,700 |
| | $347,030 | $317,943 | **$29,087** | $35,197 |

**4. Patents, License and Rights:**

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999. The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

**5. Convertible Promissory Note:**

As at December 31, 2003, the company had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the company. The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum. The note will mature on August 31, 2005. The liability portion of this note is $353,728 which includes $127,060 of accrued interest. The equity component is $135,445.

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms. The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component. Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

. . . 4

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

## 6. Promissory Note:

The promissory note is to a lender who owns over 15% of the company. This note bears interest at 10% per annum. Principal and interest are payable on January 2, 2005. This note is secured by a general security agreement under which the company has granted a security interest over all of the company's assets, including all intellectual property but subordinate to the convertible promissory note in Note 5.

## 7. Share Capital:

Authorized -
100,000,000 Common shares without par value
10,000,000 Class "A" Preference shares without par value

Issued and Fully Paid -

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Number Shares of** | **Amount** | Number Shares of | Amount |
| Balance, beginning | **48,333,015** | **$30,255,761** | 44,003,015 | $29,107,492 |
| Common Shares Issued - | | | | |
| - For cash | **397,778** | **158,915** | 2,480,000 | 995,888 |
| - For settlement of debt | **222,684** | **88,137** | - | - |
| - Exercise of option | **150,000** | **10,727** | | |
| - Exercise of warrants | **2,033,334** | **121,870** | 1,850,000 | 152,381 |
| Balance, ending | **51,136,811** | **$30,635,410** | 48,333,015 | $30,255,761 |

On January 31, 2002, 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices ranging from US$0.04 to US$0.15 per share.

On December 17, 2003, 2,033,334 warrants were exercised allowing the holders of the warrants to purchase 2,033,334 shares at prices ranging from US$0.03 to US $0.15 per share.

## 8. Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants. The special warrants were not issued. On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director. The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

During the year, a creditor forgave the balance of a promissory note valued at $16,014 in exchange for 450,000 warrants exercisable at US$0.20 each until June 28, 2005. This was credited to contributed surplus.

. . . 5

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**8. Contributed Surplus: (Continued)**

The company accounts for its stock based compensation under the fair value based method using the Black-Scholes Option Pricing Model. During the year, $38,200 (2002 -$61,178) of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account. Options granted during the year were valued using the following assumptions:

| | |
|---|---|
| Volatility factor of the market | 14% |
| Price of the company shares | $0.23 |
| Dividend yield | 0% |
| Weighted average expiry date of options | 5 years |
| Risk free interest rate | 2.75% |

**9. Stock Options:**

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding under this plan are as follows:

The following table summaries information about stock options to purchase common shares outstanding and exercisable at December 31:

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Common Shares** | **Weighted Average Exercise Price $** | Common Shares | Weighted Average Exercise Price $ |
| Outstanding, beginning | **4,570,000** | **0.08** | 4,620,000 | 0.08 |
| - Granted | **850,000** | **0.25** | 350,000 | 0.27 |
| - Exercised | **(150,000)** | **0.05** | - | - |
| - Cancelled | **-** | **-** | (375,000) | 0.14 |
| - Expired | **-** | **-** | (25,000) | 0.32 |
| Outstanding, ending | **5,270,000** | **0.12** | 4,570,000 | 0.10 |
| Exercisable, ending | **5,270,000** | **0.12** | 4,570,000 | 0.10 |

. . . 6

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

## 9. Stock Options: (Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31:

| Exercise Price | **Number Outstanding at 2003** | Weighted Average Remaining Contractual Life | Number Outstanding at 2002 |
|---|---|---|---|
| US $0.05 | **3,370,000** | 1.1 years | 3,520,000 |
| US $0.12 | **275,000** | 2.8 years | 275,000 |
| US $0.20 | **200,000** | 2.8 years | 200,000 |
| US $0.26 | **475,000** | 3.2 years | 475,000 |
| US $0.30 | **100,000** | 3.7 years | 100,000 |
| US $0.25 | **850,000** | 4.8 years | - |
| | **5,270,000** | | 4,570,000 |

## 10. Warrants:

* US$0.05 up to and including February 7, 2005.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Common Shares** | **Weighted Average Exercise Price $** | Common Shares | Weighted Average Exercise Price $ |
| Outstanding, beginning | **14,637,101** | **0.19** | 14,140,434 | 0.11 |
| - Issued | **1,210,462** | **0.36** | 2,346,667 | 0.51 |
| - Exercised | **(2,033,334)** | **0.06** | (1,850,000) | 0.07 |
| - Expired | **(1,000,000)** | **0.25** | | |
| Outstanding, ending | **12,814,229** | **0.21** | 14,637,101 | 0.19 |

. . . 7

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

## 11. Related Party Transactions:

| | **2003** | 2002 |
|---|---|---|
| Transactions During the Year - | | |
| Salaries and consulting fees accrued or paid | **$293,845** | $477,594 |
| Interest paid to director for overdue salary payable | **-** | 23,736 |

| | **2003** | 2002 |
|---|---|---|
| Balance at Year End - | | |
| Salaries, consulting fees payable to directors and companies controlled by directors of the company | **39,682** | 47,282 |

## 12. Financial Instrument:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note and promissory note are stated at amounts that approximate book value.

## 13. Segmented Information:

The company's major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged for their use.

The breakdown of revenue by region is as follows:

| | **2003** | 2002 |
|---|---|---|
| Australia | **$ 7,337** | $ 21,875 |
| Europe | **37,381** | 26,473 |
| The Americas | **190,144** | 58,440 |
| | **$234,862** | $106,788 |

## 14. Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

. . . 8

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**14. Income Taxes: (Continued)**

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Eligible capital expenditures | **$ 58,257** | $ 58,257 | $ 63,727 |
| Equipment and website development | **368,744** | 346,888 | 416,742 |
| Operating loss carryforward | **2,981,545** | 3,292,914 | 3,954,095 |
| Capital loss carryforward | **1,260,142** | 1,260,142 | 1,376,706 |
| | **4,668,688** | 4,958,201 | 5,811,270 |
| Valuation loss provision | **(4,668,688)** | (4,958,201) | (5,811,270) |
| | **$ -** | $ | $ |

The company has non-capital losses for income tax purpose of approximately $5,354,058 which may be available to reduce future years' taxable income. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized. The losses will expire as follows:

| | |
|---|---|
| 2004 | $1,391,302 |
| 2005 | 483,105 |
| 2006 | 330,971 |
| 2007 | 492,394 |
| 2008 | 811,388 |
| 2009 | 1,105,792 |
| 2010 | 739,106 |

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains. These losses carry forward indefinitely. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

**15. Commitments:**

The company has entered into an agreement to lease premises to April 30, 2005. The future minimum lease payments for the next two years are as follows:

| | |
|---|---|
| 2004 | $20,377 |
| 2005 | 6,792 |

The company is committed to one operating lease. The lease payments for the next year are $10,915.

. . . 9

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

**16. Comparative Figures:**

The 2002 and 2001 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss:

The application of U.S. GAAP would have the following effects on the net income as reported:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net Loss - Canadian GAAP | **$(846,567)** | $(1,236,346) | $ (911,138) |
| Adjustment in respect of: | | | |
| Stock based compensation expense | | | |
| - Non-employees | - | | (189,661) |
| Net Loss - U.S. GAAP | **$(846,567)** | $(1,236,346) | $(1,100,799) |

Stock Based Compensation:

(i) Employee Stock Options -

(ii) Non-employees Stock Options -

| | |
|---|---|
| Volatility factor of the market | 14% |
| Price of the company shares | $0.23 |
| Dividend yield | 0% |
| Weighted average expiry date of options | 5 years |
| Risk-free interest rate | 2.75% |

. . . 10

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued. SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share. The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Weighted Average Number of Shares Outstanding - Canadian | **48,595,542** | 47,333,293 | 41,249,884 |
| Less: Escrow shares | - | - | - |
| U.S. GAAP | **48,595,542** | 47,333,293 | 41,249,884 |
| Basic loss per share under U.S. GAAP | **$(0.02)** | $(0.03) | $(0.02) |

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997. The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Liabilities - Canadian GAAP | **$1,602,140** | $1,149,640 | $ 868,177 |
| Effect of equity portion of promissory note | **135,445** | 142,148 | 142,148 |
| Liabilities - U.S. GAAP | **$1,737,585** | $1,291,788 | $1,010,325 |

. . . 11

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**CURRENT TECHNOLOGY CORPORATION**
**Notes to Financial Statements**
**December 31, 2003**
**(Canadian Dollars)**

Revenue Recognition: (Continued)

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Deficit - Canadian GAAP | **$(1,342,178)** | $ (850,202) | $ (179,112) |
| Effect of equity portion of promissory note | **(135,445)** | (142,148) | (142,148) |
| Current years' adjustment to net income | **-** | - | (189,661) |
| Cumulative effect of prior years' adjustments to net income | **(279,815)** | (279,815) | (90,154) |
| Deficit - U.S. GAAP | **$(1,757,438)** | $(1,272,165) | $ (601,075) |

Convertible Promissory Note:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature. Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note (Note 5).

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the 2003 annual audited financial statements of the Corporation and related notes thereto and its news releases.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The Psycho-Oncology report can be viewed on the ETG website: http://www.etgtreatment.com.

The Corporation has developed a product to suit the requirements of the cosmetic and spa markets in the United States.  This product is called CTG Techniques (CosmeticTrichoGenesis) and is a breakthrough method for improving the appearance of thinning hair.  The CTG website is:  http://www.ctgtechniques.com.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue increased to $234,862 in 2003 from $106,788 in 2002.  Total expenses decreased by $263,323 to $1,079,811 in 2003 from $1,343,134 in 2002.  As a result of the increase in revenue and decrease in expenses, the net loss decreased by $389,779 to $846,567 in 2003 from $1,236,346 in 2002.

The decrease in net loss of $389,779 during 2003 was primarily a result of the following factors:  a foreign exchange recovery of $217,023 in 2003 (versus an expense of $2,167 in 2002); a reduction of regulatory health expenditures of $205,231 in 2003 ($20,227 versus $225,458 in 2002); a $128,074 increase in revenue ($234,863 versus $106,788 in 2002); offset by an increase in manufacturing and marketing expenses of $137,490 during 2003 ($170,886 versus $33,396 in 2002).

Balance Sheet:  The working capital deficiency increased by $31,997 to $292,591 in 2003 from $260,594 in 2002.  Long term debt increased by $433,869 to $1,188,674 in 2003 from $754,805 in 2002.  The shareholders' deficiency increased by $491,976 to $1,342,178 in 2003 from $850,202 in 2002.

The relationship between these two components of the financial statements may be summarized as follows:  the increase in long term debt of $433,869 and net increase in share capital of $379,649 ($30,635,410 in 2003 versus $30,255,761 in 2002) for a total of $813,518 were the primary sources of funding the net loss of $846,567.

Statement Cash Flows:  The aforementioned funding of the net loss in 2003 by a combination of an increase in both long term debt and share capital is clearly demonstrated in the "financing activities" section of the Statement of Cash Flows.

Commentary:  ETG treatment centers are presently operating in 10 countries:  Ireland (commenced in 2003), Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait.  During 2003 preliminary efforts were made to explore possible marketing opportunities in Germany.  In so doing, certain relationships were developed which the Corporation had hoped would be beneficial.  Unfortunately, the key contact became seriously ill, was hospitalized, and momentum was lost.  Other more immediate opportunities have presented themselves, so the Corporation has terminated these efforts for the time being.  Negotiations

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

continue with the distributor in Ireland about the possibility of adding more ETGs.  The Corporation believes its considerable efforts in other parts of the world in recent months may result in meaningful sales in the near term.

CTG was launched in the United States during 2003.  Initially the Corporation worked with two non-exclusive distributors.  As the year progressed, however, the Corporation focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.   Two such agreements have been finalized: greater New York City (100 units at 20 per year over 5 years) and greater Miami (40 units over 3 years).  The Corporation believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.  CTGs are presently operating in Florida, Iowa, North Carolina and Washington.

SELECTED ANNUAL INFORMATION

2003

2002

2001

Revenue

$234,862

$106,788

$59,699

Operating loss

$844,949

$1,236,346

$911,138

Net loss

$846,567

$1,236,346

$911,138

Total assets

$259,962

$299,438

$689,065

Long term debt

$1,188,674

$754,805

$349,212

Dividends

Nil

Nil

Nil

Net loss per share

0.02

0.03

0.02

The financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in note 17 to the financial statements.  In addition to note 17, the reader should focus on the Auditors' Report.

During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions.

In 2003, the Corporation introduced its cosmetic product CTG to the US market.  On a going forward basis, the Corporation expects CTG to represent an increasing focus.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries.  During the year, marketing of CTG units commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Corporation's chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2002 through December 31, 2003.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

		2003				2002
Canadian Dollars	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	44,156	39,988	58,824	91,894	39,636	17,994	35,127	14,031
Operating loss	208,242	277,103	235,176	124,428	314,967	361,098	311,188	249,093
Net loss	209,860	277,103	235,176	124,428	314,967	361,098	311,188	249,093

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2003 was greater than combined revenues for 2002 and 2001, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2004, particularly CTG revenue in the United States, however, quarter by quarter comparisons in 2004 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $846,567 during the year ended December 31, 2003.  The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,537,845 at December 31, 2003.  The Corporation has a promissory note in the amount of $834,946 issued to its largest shareholder due January 2, 2005 (see note 6 to the financial statements).  Although the note holder has the right to convert to equity on terms similar to an arm's length private placement, there can be no guarantee he will elect to do so.  The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussion, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes the CTG marketing effort in the United States is starting to gain traction.  Agreements for the distribution of CTG have been signed covering greater Miami and New York City.  These agreements provide for the sale of a minimum of 140 CTG units over the next three to five years.  Similar agreements are under negotiation for other parts of the United States.  In addition, negotiations are underway for the distribution of ETG in various countries around the world.

The Corporation believes it needs to achieve an annual run rate of 80 - 100 TrichoGenesis units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve such a position during 2005.

CAPITAL RESOURCES

Share Capital:  During the year the Corporation issued 2,803,796 shares for $379,649:

	Number of Shares	Amount
Balance, beginning	48,333,015	$30,255,761
Common Shares Issued -
- For cash	397,778	158,915
- For settlement of debt	222,684	88,137
- Exercise of option	150,000	10,727
- Exercise of warrants	2,033,334	121,870
Balance, ending	51,136,811	$30,635,410

Convertible Promissory Note:  As at December 31, 2003, the Corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the Corporation.  The total principal amount owing is US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of the Corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the Corporation at US$0.05 up to and including March 31, 2006.  The Corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the Corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

Promissory Note:  On December 31, 2003, the Corporation reached an agreement with its largest shareholder to restructure US$644,000 indebtedness of the Corporation otherwise coming due on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling US$644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005.  In connection with the restructuring of the debt, the Corporation has agreed to give the lender the right to participate on the same terms in any private placements the Corporation may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

The lender owns 8,029,500 common shares and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by the lender, the Corporation has agreed to extend the expiry date of 2,000,000 warrants exercisable at US$0.25 from December 31, 2003 to the later of

January 3, 2005 or three business days following the date the New Debt is repaid.  The Corporation has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by the lender.  These warrants will now be exercisable at US$0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at US$0.10 thereafter up to and including February 7, 2006 (currently February 7, 2005).  The Corporation has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, the lender holds warrants to purchase 179,167 common shares that are exercisable at a price of US$0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of US$0.50 per share up to and including October 11, 2006.  The lender also holds a convertible promissory note issued by the Corporation, convertible as at December 31, 2003 into 6,436,538 common shares and warrants to purchase an additional 6,436,538 common shares.  The warrants are exercisable at a price of US$0.05 per share and expire March 31, 2006.

Subscription Liability: During 2004, the Corporation has collected US$145,000 and Cdn$80,000 in private placement financings.  The shares have not been issued.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,845

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at year end -

Salaries, payable to director

$39,682

FOURTH QUARTER

Sales in Q4 of 2003 were slightly greater than those in each of Q3 of 2003 and Q4 of 2002.  As previously discussed, however, (see "Summary of Quarterly Results", of this MD&A) quarterly comparisons are not overly meaningful at this stage of the Corporation's development.

With respect to financial matters, the most important development in Q4 of 2003 was the restructuring of US$644,000 debt with the Corporation's largest shareholder.  This is adequately covered in the "Capital Resources" section of this MD&A.  For further information please see note 6 to the financial statements.

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition of disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002 and $38,200 in 2003.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation has a convertible promissory note (see note 5 to the financial statements) and promissory note (see note 6 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2003 (.7713).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003.  The total amount of the gain, including that portion attributable to accounts payable was $217,023.  The actual foreign exchange gain or loss will not be known until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003.

The reader should also note the explanation of the equity component of the convertible promissory note in note 5 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 51,136,811 common shares and no preference shares outstanding on December 31, 2003.

Warrants:  The following warrants were outstanding on December 31, 2003.

Expiry Date	Numbers of Shares	Exercise Price
December 31, 2004	633,333	US$ 0.25
January 3, 2005	2,000,000	US$ 0.25
February 7, 2006	2,980,000	US$ 0.10 *
June 28, 2005	450,000	US$ 0.20
June 30, 2005	2,500,000	US$ 0.05
January 31, 2006	564,000	US$ 0.05
April 30, 2006	200,000	US$ 0.30
June 30, 2006	400,000	US$ 0.075

September 27, 2006	179,167	US$ 0.15
October 11, 2006	1,680,000	US$ 0.50
May 15, 2007	1,227,129	US$ 0.55
* US$ 0.05 up to and including February 7, 2005

Stock Options:  The following stock options were outstanding December 31, 2003.

Expiry Date	Numbers of Shares	Option Price
February 7, 2005	3,170,000	US$ 0.05
December 20, 2005	200,000	US$ 0.05
September 6, 2006	275,000	US$ 0.12
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30
October 17, 2008	850,000	US$ 0.20

Research Report:  The Research Works, Inc. ("RW") an equity research boutique founded in 1992, has issued a research report on Current Technology Corporation.  The report is available at RW's Web-publishing division:  http://www.stocksontheweb.com.  RW is a registered investment advisor that produces equity research reports.  On March 31, 2004 in consideration for RW's equity research services to be performed through March 30, 2005, the Corporation paid RW a fee of 350,000 restricted shares of its common stock.

Legal:  The continuance of the Corporation from incorporation under the British Columbia Company Act to the Canada Business Corporations Act was completed, effective May 13, 2004.

Date:   May 17, 2004

CURRENT TECHNOLOGY CORPORATION/
CORPORATION TECHNOLOGIE AU COURANT

Suite 530 - 800 West Pender Street
Vancouver, BC V6C 2V6
Telephone (604) 684-2727

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Current Technology Corporation/Corporation Technologie Au Courant (the "Corporation") will be held at Suite 2200, 515 West Hastings Street, Vancouver, British Columbia on Wednesday, June 30, 2004 at 2:00 p.m. for the following purposes:

1.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2003 together with the auditor's report thereon.

2.

To appoint HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, as the auditor of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect six directors for the ensuing year.

4.

To approve generally, the granting of incentive stock options and to approve the exercise of any stock options granted to insiders.

5.

To consider and, if thought advisable, to pass an ordinary resolution to confirm By-law No. 1 governing the affairs of the Corporation.

6.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed May 18, 2004 as the Record Date for determining the shareholders who are entitled to receive notice and vote at the Meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed Proxy Circular and Proxy and then complete and deposit the Proxy in accordance with its instructions. Unregistered shareholders must deliver their completed proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia the 18th day of May, 2004

ON BEHALF OF THE BOARD OF DIRECTORS

"Anne Kramer"

Anne Kramer, President

CURRENT TECHNOLOGY CORPORATION
CORPORATION TECHNOLOGIE AU COURANT

PROXY CIRCULAR

(As at May 18, 2004 and in Canadian dollars except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Proxy Circular is furnished in connection with the solicitation of Proxies by the management of Current Technology Corporation / Corporation Technologie Au Courant (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder or proxyholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder or proxyholder is entitled to one vote for each share held or represented, respectively. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66-2/3% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Corporation. A registered shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the Meeting other than the persons named in the Proxy as proxyholders. To exercise this right, the registered shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy.

A registered shareholder or intermediary acting on behalf of an unregistered shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll requested or required (for the reason described above) those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a registered shareholder or intermediary acting on behalf of an unregistered shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered shareholder or by the registered shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors' resolution authorizing its execution.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Corporation's transfer agent in accordance with the instructions contained in the Proxy. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

It is not intended to use the proxies for the purpose of voting on the Corporation's audited financial statements for the most recently completed financial year, the directors' reports nor the auditor's report.

REVOCATION OF PROXIES

A registered shareholder or an intermediary acting on behalf of an unregistered shareholder has the power to revoke a Proxy previously given by them. Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors' resolution authorizing its execution) to the registered office of the Corporation located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, any person who has held such a position since the beginning of the last completed financial year of the Corporation, any proposed nominee for election as a director of the Corporation nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and senior officers of the Corporation inasmuch as they may be granted options to purchase shares of the Corporation pursuant to applicable securities laws.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation was continued under the Canada Business Corporations Act on May 13, 2004.  The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class "A" Preference shares.  As at May 18, 2004, there were 51,516,811 common shares issued and outstanding and no Class "A" Preference shares issued and outstanding.   Only shareholders of record at 4:30 p.m. (Vancouver time) on May 18, 2004, who either personally attend the Meeting or who have completed and delivered a valid form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting.

Each common share carries one vote at all meetings of shareholders, participates rateably in dividends declared by the directors on the shares and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of the Corporation for the purpose of winding-up its affairs, to a pro rata share of the assets of the Corporation after payment of all liabilities and obligations of the Corporation.

To the knowledge of the directors and senior officers of the Corporation, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation which have the right to vote in all circumstances:

Name	Number of Shares(1)	Percentage of Outstanding Shares
Keith Denner	6,162,500	11.96%
CDS & Co.	18,123,042	35.18%
CEDE & Co.	13,967,646(2)	27.11%

Notes:

(1)

This information has been provided by the Corporation's transfer agent, Computershare Trust Company of Canada.

(2)

The Corporation understands that of the 13,967,646 shares registered in the name of CEDE & Co., approximately 1,867,000 are or may be beneficially owned by Mr. Denner (in addition to the 6,162,500 shares registered in his name).

REMUNERATION AND APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, of Suite 900 - 4720 Kingsway, Burnaby, British Columbia, as the Corporation's auditor to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  HLB Cinnamon, Jang, Willoughby & Company were first appointed the Corporation's auditor on June 29, 2001.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of a minimum of three and a maximum of nine directors.  The number of directors is presently fixed at six and the provisions set out below are management nominees to the board.

The Corporation's management proposes to nominate the persons named in the following table for election as directors of the Corporation to fill such positions. Each director elected will hold office until the next Annual Meeting or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated in accordance with the Bylaws of the Corporation or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position with the Corporation	Present Principal Occupation	Director Since	Shares Owned(1)
Anne Kramer(2) Chairman, President, Chief Executive Officer and Director	Chairman, President, Chief Executive Officer and a director of the Corporation.	April 16, 1987	87,152 direct 2,472,369 indirect(4)
Robert Kramer(2)(3) Vice-President Finance, Secretary/Treasurer and Director	Vice President Finance, Secretary/Treasurer and director of the Corporation.	April 16, 1987	17,185 direct 2,472,369 indirect(4)
Peter W. Bell(3) Director	Vice-President of Medical Affairs (retired June 30, 1992) and director of the Corporation.	November 8, 1988	47,952 direct

Anthony J. Harrison(2) Chief Operating Officer and Director	Chief Operating Officer and director of the Corporation.	June 30, 1994	Nil
Eldon K. Heppner(3) Director	Chartered Accountant from 1974 to present. Independent Management Consultant.	April 5, 2002	149,250 direct 169,300 indirect(5)
George A. Chen Director	Chartered Accountant from 1962 to present.	May 17, 2004	Nil

Notes:

(1)

The information as to shareholdings has been furnished by the respective nominees.

(2)

Member of the Executive Committee.

(3)

Member of the Corporation's Audit Committee.

(4)

Of the 2,472,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,065,000 shares are owned by 314613 BC Ltd., 365,053 shares are owned by 335372 BC Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

(5)

Of the 169,300 shares indirectly held by Eldon Heppner, 93,300 are owned by Heppner Holdings Ltd. and 76,000 shares are owned by BJD Management Investments Ltd.

Pursuant to the provisions of the Canada Business Corporations Act the Corporation is required to have an Audit Committee composed of not less than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.  The members of the Audit Committee are indicated above.  The Corporation also has an Executive Committee whose members are indicated above.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation's last completed financial year (which ended December 31, 2003).

Employment & Consulting Contracts

The Corporation does not have any employment or consulting contracts.

Pension Plans

The Corporation does not have any pension or other retirement compensation plans.

Compensation of Directors

Other than stock options to purchase shares of the Corporation which are granted to the Corporation's directors from time to time, the Corporation does not have any arrangements pursuant to which directors are remunerated by the Corporation or any of its subsidiaries for their services in their capacities as directors, consultants or experts.

Other Remuneration

During the last financial year no other remuneration was paid or payable, directly or indirectly, by the Corporation and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $100,000 per year, its four highest paid executive officers serving during or at the end of the last financial year.

Compensation Summary

The following table discloses the compensation paid by the Corporation during the previous three financial years to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers serving during or at the end of the last financial year:

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation (4)	Awards		Payouts
					Securities Under Options & SARs(1) Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP(2) Payouts ($)
Anne Kramer President and CEO	2003 2002 2001	99,000 109,000 99,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

SAR (stock appreciation right) means a right, granted by the Corporation or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, entitling the holder to receive a payment of cash or an issue or transfer of securities based wholly or partly on changes in the trading price of publicly traded shares. The Corporation has not granted any SARs. Amounts shown are in respect of stock options only.

(2)

LTIP (long-term incentive plan) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Corporation or an affiliate of the Corporation, the price for the Corporation's securities or any other measure, but does not include stock option or SAR plans orplans for compensation through restricted shares or restricted share units. The Corporation does not have any LTIPs.

Stock Options

The Corporation does not have a written stock option plan but may grant, pursuant to applicable securities laws, incentive stock options to its senior officers, directors, consultants and employees.  The Corporation has maintained a policy of not issuing options in excess of approximately 10% of the issued and outstanding share capital of the Corporation.

No options to purchase common shares were granted by the Corporation during the last financial year to directors and officers:

No stock options were exercised during the last financial year by the Corporation's chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers serving during or at the end of the last financial year:

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Corporation, persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation's last completed financial year, the proposed nominees for election as directors of the Corporation nor any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS 1N MATERIAL TRANSACTIONS

Incentive Stock Options

Shareholders of the Corporation will be asked to approve an ordinary resolution to authorize directors of the Corporation to grant incentive stock options to directors, officers, employees, promoters and consultants to the exemptions available to the Corporation under the Securities Act (British Columbia).

Approval and Adoption of By-Law No. 1 of the Corporation

The Directors of the Corporation adopted By-Law No. 1 of the Corporation on April 30, 2004.  By-Law No. 1 is a by law that governs the general conduct and affairs of the Corporation.  Management recommends that Shareholders vote in favour of the approval and adoption of By-Law No. 1.

The complete text of By-Law No. 1 can be reviewed at the offices of the Corporation at Suite 530, 800 West Pender Street, Vancouver, British Columbia, during regular business hours.  A copy will also be available for review at the Meeting.

Other Interests

None of the directors or senior officers of the Corporation, any proposed nominee for election as a director of the Corporation, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation except as disclosed in this Proxy Circular.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

In addition to the ordinary business to be conducted at the Meeting approval of the Corporation's shareholders is being sought for the following matters.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

CERTIFICATE OF BOARD OF DIRECTORS

The undersigned hereby certifies that the contents and the sending of this management Proxy Circular have been approved and authorized by the directors of the Corporation.

DATED at Vancouver, British Columbia this 18th day of May, 2004

ON BEHALF OF THE BOARD OF DIRECTORS

"Anne Kramer"

ANNE KRAMER
President

Proxy

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF

CURRENT TECHNOLOGY CORPORATION/CORPORATION TECHNOLOGIE AU COURANT (the "Corporation")

TO BE HELD AT Simon Fraser University at Harbour Centre, Room 2200, 515 West Hastings Street Vancouver, British Columbia

ON Wednesday, June 30, 2004, 2 PM

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Anne Kramer, President and Director of the Corporation, or failing this person, Robert Kramer, a Director of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	Appointment of HLB Cinnamon, Jang, Willoughby & Company as auditor of the Corporation and to authorize the Directors to fix the Auditor's remuneration	________	________
2.	To elect as director, Anne Kramer	________	________
3.	To elect as director, Robert Kramer	________	________
4.	To elect as director, Peter W. Bell	________	________
5.	To elect as director, Anthony J. Harrison	________	________
6.	To elect as director, Eldon K. Heppner	________	________
7.	To elect as director, George A. Chen	________	________
		For	Against
8.	To approve, generally, the granting of incentive stock options and to approve the exercise of any stock options granted to insiders.	________	________
9.	To confirm general By-Law No. 1, governing the affairs of the Corporation	________	________

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____

Please Print Name: ____

Date: ____

Number of Shares Represented by Proxy: ____

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, all previously submitted proxies.

To be represented at the Meeting, this proxy form must be received at the office of ***COMPUTERSHARE TRUST COMPANY OF CANADA*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of* ***COMPUTERSHARE TRUST COMPANY*** *is 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 and its fax number is 1-866-249-7775.*

Current Technology Corporation

Request for Interim/Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer's securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a copy of the issuer's annual financial statements and the corresponding Management Discussion and Analysis of those statements ("MD&A"), the interim financial statements and MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com

If you wish to receive printed copies of these materials, please complete this form mail it to:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, ON  M5J 2Y1

___

I want to receive ONLY the audited financial statements and the annual Management Discussion and Analysis

___

I want to receive ONLY the interim financial statements and the interim Management Discussion and Analysis

___

I want to receive BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis

NAME:

_____________________________________________________________

ADDRESS:

_____________________________________________________________

_____________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am a shareholder of the Company.

SIGNATURE OF

SHAREHOLDER:

______________________________________DATE:____________

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

May 19, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Current Technology Corporation

We confirm that the following material was sent by pre-paid mail on May 19th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual and Special Meeting/Proxy Circular
- B Proxy
- C Supplemental Mailing List Return Card
- D Year End Report for the year ended December 31, 2003/Financial Statements as at December 31, 2003 and 2002/Management's Discussion and Analysis
- E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: May 21, 2004